UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5015

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator

Devon Energy Corporation Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Devon Energy Corporation Incentive Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

June 8, 2016

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments, at fair value	$686,167,852	$707,705,279
Employer contributions receivable	8,102,953	6,403,761
Notes receivable from participants	9,136,106	9,722,071
Other receivables	1,938,831	1,079,340
Total assets	705,345,742	724,910,451
LIABILITIES
Other liabilities	966,696	1,200,494
Total liabilities	966,696	1,200,494
NET ASSETS AVAILABLE FOR BENEFITS	$704,379,046	$723,709,957

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2015
Additions:
Investment income:
Net depreciation in fair value of investments	$(40,714,651)
Dividend income	11,931,628
Interest income	12,462
Net investment loss	(28,770,561)
Contributions:
Participant, including rollovers	41,025,163
Employer, net of forfeitures	53,603,337
Total contributions	94,628,500
Interest income on notes receivable from participants	395,832
Total additions	66,253,771
Deductions:
Distributions to participants	83,039,851
Administrative expenses	2,544,831
Total deductions	85,584,682
Net decrease in net assets available for benefits	(19,330,911)
Net assets available for benefits:
Beginning of year	723,709,957
End of year	$704,379,046

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all United States employees of Devon Energy Corporation (“Devon”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for employees to be eligible.

The plan administrator is a committee of Devon employees who are appointed by and serve at the direction of Devon (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for the duties related to selecting and monitoring the Plan’s investment options. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Devon employees who are appointed by and serve at the direction of Devon (the “Investments Committee”).

Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Plan’s trustee, which is currently Fidelity Management Trust Company (the “Trustee”). Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the Plan’s trust in accordance with instructions provided by the Benefits Committee.

Contributions

As defined in the Plan, participants may elect to contribute from 1% to 50% of their compensation to the Plan on a pre-tax basis or on an after-tax, designated Roth basis. The combined pre-tax and designated Roth contributions are subject to limitations under the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax or designated Roth catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover Contributions”). Participant Rollover Contributions were approximately $4,848,000 during 2015.

Employees hired on or after January 1, 2008, who do not take action to either enroll or decline to enroll in the Plan, are automatically enrolled in the Plan with a pre-tax salary deferral contribution rate equal to 3%.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution will vary according to the participant’s years of service and whether the participant is eligible for enhanced contributions. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. During 2015, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation or $15,900. For participants with less than five years of service, Devon’s matching contributions in 2015 were limited to the lesser of 3% of the participant’s compensation or $7,950.

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2015, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2015 consist of mutual funds, equity securities, Devon common stock, collective trust funds, stable value fund and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds.

Vesting and Forfeitures

Participants are vested immediately in their contributions, plus the associated investment income or losses. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the associated investment income or losses. Participants will become vested upon a change of control of Devon, as defined in the Plan or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon.

Upon a termination of service that results in nonvested amounts in a participant’s account, the nonvested portion is forfeited and used to reduce Devon’s future contributions or pay expenses. Employer contributions were reduced by $2,317,000 in 2015 due to forfeitures. In 2015, Plan expenses of approximately $387,000 were paid by forfeitures. As of December 31, 2015 and 2014, there were approximately $853,000 and $1,231,000, respectively, of forfeitures available to reduce future employer contributions or pay expenses.

Effective April 2016, the Plan incurred a partial plan termination whereby affected participants became fully vested in their account as of their termination date.

Notes Receivable from Participants

Participants may borrow from their fund accounts and may have up to two loans outstanding at any time. Total borrowings may not exceed the lesser of 50% of a participant’s vested balance or $50,000. The loans are secured by the balance in the participants’ accounts. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 9.50% at December 31, 2015. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2016 to August 2030 at December 31, 2015. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, a participant who is age 59½ or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, participants who are still employed and who have taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and their beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in their account at the time of their termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s or beneficiary’s name.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

2.	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•

Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•

Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Trustee, audit and certain other administrative fees are paid by Devon on behalf of the Plan and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net depreciation of fair value of investments.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Devon elected to early adopt the provisions of this new standard. Accordingly, the amendment was retrospectively applied and prior-period information has been adjusted.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Part I and II are effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015, and should be applied prospectively, with early application permitted. Devon elected to adopt Parts I and II early. Accordingly, the adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust has been removed from the Statement of Net Assets. Part III is not applicable to this Plan.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

3.	Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2015 and 2014. There have been no changes in the methodologies used at December 31, 2015 and 2014.

	As of December 31, 2015
	Total	Level 1 Inputs
Mutual funds	$195,042,593	$195,042,593
Self-directed brokerage account	34,852,794	34,852,794
Common stock	228,243,491	228,243,491
Total assets in the fair value hierarchy	$458,138,878	$458,138,878
Investments measured at net asset value	228,028,974
Investments at fair value	$686,167,852

	As of December 31, 2014
	Total	Level 1 Inputs
Mutual funds	$203,483,055	$203,483,055
Self-directed brokerage account	34,109,255	34,109,255
Common stock	259,578,607	259,578,607
Total assets in the fair value hierarchy	$497,170,917	$497,170,917
Investments measured at net asset value	210,534,362
Investments at fair value	$707,705,279

     The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$97,016,550	None	Daily	None
International Equity	63,251,907	None	Daily	None
World Equity	22,833,683	None	Daily	None
Real Estate	5,490,498	None	Daily	None
Total commingled funds	188,592,638
Stable value collective:
Trust fund	39,436,336	None	Daily	12 months
Investments measured at net asset value	$228,028,974

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$99,985,271	None	Daily	None
International Equity	67,644,919	None	Daily	None
Real Estate	4,945,032	None	Daily	None
Total commingled funds	172,575,222
Stable value collective:
Trust fund	37,959,140	None	Daily	12 months
Investments measured at net asset value	$210,534,362

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

The following methods and assumptions were used to estimate the fair values in the tables above.

Mutual funds. Valued at the daily closing price as reported by the fund.

Self-directed brokerage accounts. Accounts primarily consist of mutual funds that are valued on the basis of readily determinable market prices.

Common stocks. Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled funds. Valued based on the net asset value of the commingled funds’ underlying investments using information reported by the investment advisor. The net asset value is used as a practical expedient to estimate fair value.

Stable value collective trust fund. Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

4.	Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

5.	Related Party Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

6.	Tax Status

The Internal Revenue Service has determined and informed Devon by a letter dated April 16, 2010 that the Plan and related trusts are designed in accordance with applicable sections of the Code. Prior to April 16, 2010, the Plan operated under a determination letter dated August 1, 2002. Although the Plan has been amended since receiving the determination letter, the Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Benefits Committee has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2015 and 2014.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

7.	Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500.

	2015	2014
Net assets available for benefits per the financial statements	$704,379,046	$723,709,957
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	-	(344,479)
Net assets available for benefits per Form 5500	$704,379,046	$723,365,478

The following is a reconciliation of investment income per the financial statements for 2015 to Form 5500:

2015
Net investment loss per financial statements	$(28,770,561)
Interest income on notes receivable from participants	395,832
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	344,479
Net investment income per Form 5500	$(28,030,250)

Devon Energy Corporation Incentive Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue, borrower, lessor or similar party	Description of investment	Number of Shares or Units	Current Value
Devon Energy Corporation**	Devon common stock	794,094	$25,411,008
Cash equivalent fund:
INTEREST-BEARING CASH	Money-market securities		6,575,722
THE VANGUARD GROUP	Vanguard Money Market Fund	20,038,467	20,038,467
Mutual Funds and Collective Trust Funds:
ABERDEEN	Aberdeen Emerging Markets Fund	691,934	7,860,375
BLACKROCK, INC.	Blackrock MSCI ACWI Minimum Volatility Fund	2,352,350	22,833,683
BLACKROCK, INC.	International Equity Index	5,357,062	63,251,907
BLACKROCK, INC.	US Equity Index	4,408,761	97,016,550
CAPITAL RESEARCH & MANAGEMENT COMPANY	Europacific Growth Fund	122,872	5,568,571
HARBOR FUNDS	Harbor International Fund	663,816	39,450,571
INVESCO	Invesco Equity Real Estate Securities Trust	44,325	5,490,498
JPMORGAN	JPMorgan Core Plus Bond Fund	6,597,486	53,175,735
NEUBERGER BERMAN	Neuberger Berman High Yield Bond Fund	2,485,687	20,034,642
PIMCO FUNDS	PIMCO All Asset All Authority	3,943,011	30,164,035
SEI TRUST COMPANY	PIMCO Stable Income Fund	386,252	39,436,336
WESTERN ASSET	Inflation Indexed Plus Bond Portfolio	1,116,924	12,174,475
Equity Securities:
ABERCROMBIE & FITCH CL A	Common stock	17,200	464,400
ABIOMED INC	Common stock	8,748	789,769
ACADIA HEALTHCARE CO INC	Common stock	14,864	928,405
ADEPTUS HEALTH INC A	Common stock	6,119	333,608
ADOBE SYSTEMS INC	Common stock	27,423	2,576,117
ADT CORP	Common stock	20,500	676,090
AEROJET ROCKETDYNE HOLDINGS	Common stock	27,000	422,820
AIR PRODUCTS & CHEMICALS	Common stock	7,100	923,781
AKORN INC	Common stock	24,089	898,761
ALEXION PHARMACEUTICALS	Common stock	4,428	844,641
ALIGN TECHNOLOGY INC	Common stock	4,886	321,743
ALLEGHANY CORP DEL	Common stock	1,900	908,067
ALLIANT ENERGY CORPORATION	Common stock	16,500	1,030,425
ALPHABET INC CL A	Common stock	2,113	1,643,935
ALPHABET INC CL C	Common stock	2,803	2,127,141
ALTRIA GROUP INC	Common stock	19,932	1,160,242
AMAZON.COM INC	Common stock	3,188	2,154,737
AMDOCS LTD	Common stock	10,800	589,356
AMERICAN EXPRESS CO	Common stock	11,710	814,431
AMERICAN INTERNATIONAL GROUP	Common stock	13,353	827,485

AMERICAN WATER WORKS COMPANY	Common stock	9,900	591,525
AMERIPRISE FINANCIAL INC	Common stock	6,482	689,814
ANACOR PHARMACEUTICALS	Common stock	8,990	1,015,600
ANIKA THERAPEUTICS INC	Common stock	15,600	595,296
ANTHEM INC	Common stock	5,292	737,916
APOGEE ENTERPRISES INC	Common stock	6,439	280,161
APOLLO EDUCATION GROUP CL	Common stock	29,900	229,333
APPLE INC	Common stock	23,758	2,500,767
ARRIS GROUP INC	Common stock	21,500	657,255
ASCENA RETAIL GROUP INC	Common stock	35,200	346,720
ASSURED GUARANTY LTD	Common stock	19,100	504,813
AVG TECHNOLOGIES NV	Common stock	12,700	254,635
BABCOCK & WILCOX CO	Common stock	21,350	445,575
BANK OF AMERICA CORPORATION	Common stock	77,504	1,304,392
BARNES & NOBLE INC	Common stock	66,700	580,957
BLACKHAWK NETWORK HOLDINGS	Common stock	8,556	378,261
BLOCK H & R INC	Common stock	14,100	469,671
BOEING CO	Common stock	4,829	698,225
BOSTON PRIVATE FINANCIAL HOLDINGS	Common stock	28,000	317,520
BP PLC SPON ADR	Common stock	29,529	923,077
BUFFALO WILD WINGS INC	Common stock	1,909	304,772
BWX TECHNOLOGIES INC	Common stock	8,400	266,868
CAPITAL ONE FINANCIAL CORP	Common stock	17,999	1,299,168
CARDINAL HEALTH INC	Common stock	7,095	633,371
CARNIVAL CORP	Common stock	21,193	1,154,595
CELGENE CORP	Common stock	15,867	1,900,232
CENTENE CORP	Common stock	14,005	921,669
CERNER CORP	Common stock	32,985	1,984,707
CHEVRON CORP	Common stock	10,100	908,596
CHIPOTLE MEXICAN GRILL	Common stock	2,803	1,345,020
CHUY'S HOLDINGS INC	Common stock	10,775	337,689
CIGNA CORP	Common stock	6,482	948,511
CIT GROUP INC	Common stock	17,700	702,690
CITIGROUP INC	Common stock	29,751	1,539,614
CLEAN HARBORS INC	Common stock	12,200	508,130
CMS ENERGY CORP	Common stock	21,300	768,504
COGNIZANT TECH SOLUTIONS CL A	Common stock	22,076	1,325,002
COMPUTER SCIENCES CORP	Common stock	9,500	310,460
COMSCORE INC	Common stock	14,262	586,881
CONOCOPHILLIPS	Common stock	17,113	799,006
COPA HOLDINGS SA CL A	Common stock	10,000	482,600
COSTAR GROUP INC	Common stock	4,128	853,216
COSTCO WHOLESALE CORP	Common stock	12,892	2,082,058
COVANTA HOLDING CORP	Common stock	61,200	947,988
CRH PLC SPON ADR	Common stock	38,034	1,096,140
CVS HEALTH CORP	Common stock	17,851	1,745,292
DEERE & CO	Common stock	7,000	533,890
DELEK US HOLDINGS INC	Common stock	17,000	418,200
DELPHI AUTOMOTIVE PLC	Common stock	5,820	498,949

DEPOMED INC	Common stock	16,987	307,974
DEXCOM INC	Common stock	1,881	154,054
DIAMONDBACK ENERGY INC	Common stock	3,907	261,378
DIGITALGLOBE INC	Common stock	39,000	610,740
DIPLOMAT PHARMACY INC	Common stock	14,560	498,243
DISCOVER FINANCIAL SERVICES INC	Common stock	13,256	710,787
DR HORTON INC	Common stock	13,755	440,573
DST SYSTEMS INC	Common stock	2,200	250,932
E TRADE FINANCIAL CORP	Common stock	20,377	603,974
EATON CORP PLC	Common stock	10,110	526,124
ECHOSTAR CORP CL A	Common stock	15,800	617,938
ELLIE MAE INC	Common stock	13,306	801,420
ENSTAR GROUP LTD	Common stock	3,400	510,136
EQUITY COMMONWEALTH	Common stock	22,300	618,379
ESSENT GROUP LTD	Common stock	31,598	691,680
EVERI HOLDINGS INC	Common stock	85,600	375,784
FACEBOOK INC A	Common stock	20,252	2,119,574
FAIRMOUNT SANTROL HOLDINGS INC	Common stock	41,060	96,491
FEDEX CORP	Common stock	10,305	1,535,342
FIESTA RESTAURANT GROUP	Common stock	8,425	283,080
FIFTH THIRD BANCORP	Common stock	34,836	700,204
FINISH LINE INC CL A	Common stock	43,500	786,480
FIRST NIAGARA FINANCIAL GROUP	Common stock	32,803	355,913
FITBIT INC CL A	Common stock	11,968	354,133
FLEETMATICS GROUP PLC	Common stock	13,487	685,005
FMC CORP NEW	Common stock	15,880	621,384
FNF GROUP	Common stock	21,600	748,872
FNFV GROUP	Common stock	34,799	390,793
FOSSIL GROUP INC	Common stock	10,100	369,256
FTI CONSULTING INC	Common stock	13,700	474,842
GAMING AND LEISURE PROPERTIES INC	Common stock	42,900	1,192,620
GENERAL DYNAMICS CORPORATION	Common stock	5,031	691,058
G-III APPAREL GROUP LTD	Common stock	16,146	714,622
GREEN DOT CORP CLASS-A	Common stock	37,000	607,540
GUIDEWIRE SOFTWARE INC	Common stock	12,957	779,493
HANESBRANDS INC	Common stock	35,991	1,059,215
HARMAN INTERNATIONAL INDUSTRIES INC	Common stock	10,316	971,870
HEALTHEQUITY INC	Common stock	19,468	488,063
HELIX ENERGY SOLUTIONS GROUP INC	Common stock	64,500	339,270
HONEYWELL INTERNATIONAL INC	Common stock	6,389	661,709
HORIZON PHARMA PLC	Common stock	22,326	483,804
HOUGHTON MIFFLIN HARCOURT	Common stock	28,700	625,086
HUMANA INC	Common stock	12,418	2,216,737
HUNT J B TRANSPORT SERVICES INC	Common stock	7,180	526,725
IDACORP INC	Common stock	3,400	231,200
ILLUMINA INC	Common stock	2,975	571,036

IMPERVA INC	Common stock	5,625	356,119
INTEGRATED DEVICE TECH	Common stock	25,032	659,593
INTEL CORP	Common stock	16,159	556,678
INVENSENSE INC	Common stock	21,500	219,945
IPG PHOTONICS CORP	Common stock	2,163	192,853
IRON MOUNTAIN INC	Common stock	26,400	713,064
JOHNSON & JOHNSON	Common stock	8,516	874,764
JOHNSON CONTROLS INC	Common stock	20,320	802,437
JPMORGAN CHASE & CO	Common stock	21,865	1,443,746
KANSAS CITY SOUTHERN	Common stock	12,173	908,958
KATE SPADE & CO	Common stock	24,288	431,598
KBR INC	Common stock	31,545	533,741
KEYCORP	Common stock	47,600	627,844
KNIGHT TRANSPORTATION INC	Common stock	36,675	888,635
KULICKE & SOFFA INDUSTRIES INC	Common stock	43,600	508,812
LABORATORY CORP OF AMERICA HOLDINGS	Common stock	6,900	853,116
LANNETT INC	Common stock	11,900	477,428
LIFELOCK INC	Common stock	41,100	589,785
LINKEDIN CORP CL A	Common stock	8,020	1,805,142
LOGMEIN INC	Common stock	8,086	542,571
M/A-COM TECHNOLOGY SOLUTIONS HLDGS INC	Common stock	11,416	466,800
MADISON SQUARE GARDEN CO	Common stock	3,766	609,339
MANHATTAN ASSOCIATES INC	Common stock	5,226	345,804
MARCUS & MILLICHAP CO INC	Common stock	16,997	495,293
MARKEL CORP	Common stock	900	795,015
MARKETAXESS HOLDINGS INC	Common stock	9,053	1,010,224
MASTERCARD INC CL A	Common stock	25,137	2,447,338
MAXIMUS INC	Common stock	2,941	165,431
MEDTRONIC PLC	Common stock	9,798	753,662
MERCK & CO INC NEW	Common stock	14,171	748,512
METHODE ELECTRONICS INC	Common stock	14,900	474,267
MFA FINANCIAL INC	Common stock	181,100	1,195,260
MICROCHIP TECHNOLOGY	Common stock	18,965	882,631
MICROSOFT CORP	Common stock	30,481	1,691,086
MKS INSTRUMENTS INC	Common stock	6,200	223,200
MOLINA HEALTHCARE INC	Common stock	7,077	425,540
MONSTER BEVERAGE CORP	Common stock	15,652	2,331,522
MSG NETWORKS INC CL A	Common stock	12,200	253,760
NABORS INDUSTRIES LTD	Common stock	29,300	249,343
NATIONAL CINEMEDIA INC	Common stock	31,300	491,723
NATIONSTAR MORTGAGE HOLDINGS	Common stock	52,700	704,599
NAVIENT CORP	Common stock	73,187	837,991
NELNET INC CL A	Common stock	19,600	657,972
NETAPP INC	Common stock	18,200	482,846
NETFLIX INC	Common stock	17,356	1,985,179
NEW SENIOR INVESTMENT GROUP	Common stock	60,466	596,195
NEW YORK COMMUNITY BANCORP INC	Common stock	55,892	912,157
NEWCASTLE INVESTMENT CORP REIT	Common stock	86,266	351,965

NEWPARK RESOURCES INC	Common stock	68,700	362,736
NEWS CORP	Common stock	44,700	597,192
NIELSEN HOLDINGS PLC	Common stock	19,800	922,680
NIKE INC CL B	Common stock	23,122	1,445,125
NORTHWESTERN CORP	Common stock	17,100	927,675
NORWEGIAN CRUISE LINE HOLDINGS	Common stock	14,807	867,690
NVR INC	Common stock	844	1,386,692
OCCIDENTAL PETROLEUM CORP	Common stock	12,325	833,293
OCWEN FINANCIAL CORP	Common stock	53,600	373,592
ON ASSIGNMENT INC	Common stock	6,981	313,796
ORACLE CORP	Common stock	21,674	791,751
O'REILLY AUTOMOTIVE INC	Common stock	7,287	1,846,672
OWENS CORNING INC	Common stock	26,320	1,237,830
PACIRA PHARMACE	Common stock	7,591	582,913
PALO ALTO NETWORKS INC	Common stock	16,217	2,856,462
PAYCOM SOFTWARE INC	Common stock	12,326	463,827
PAYPAL HOLDINGS INC	Common stock	46,712	1,690,974
PEOPLES UNITED FINANCIAL INC	Common stock	50,216	810,988
PFIZER INC	Common stock	24,450	789,246
PHILIP MORRIS INTERNATIONAL INC	Common stock	9,049	795,498
PHILLIPS 66	Common stock	7,634	624,461
PNC FINANCIAL SERVICES GROUP INC	Common stock	10,450	995,990
POLYCOM INC	Common stock	44,000	553,960
PORTLAND GENERAL ELECTRIC CO	Common stock	27,600	1,003,812
PRA GROUP INC	Common stock	12,894	447,293
PRICELINE GROUP INC	Common stock	1,712	2,182,714
PROOFPOINT INC	Common stock	7,587	493,231
PROTO LABS INC	Common stock	2,706	172,345
Q2 HOLDINGS INC	Common stock	13,515	356,391
QUALCOMM INC	Common stock	13,065	653,054
RADIAN GROUP INC	Common stock	27,400	366,886
RAYTHEON CO	Common stock	5,952	741,203
REGENERON PHARMACEUTICALS	Common stock	3,579	1,942,932
RENT A CTR INC	Common stock	23,500	351,795
REYNOLDS AMERICAN INC	Common stock	24,452	1,128,460
ROLLS ROYCE HOLDINGS SPONS A	Common stock	64,565	550,094
ROYAL CARIBBEAN CRUISES	Common stock	12,528	1,267,959
RPX CORP	Common stock	30,200	332,200
SALESFORCE.COM INC	Common stock	34,451	2,700,958
SANOFI SPON ADR	Common stock	21,350	910,578
SCANA CORP	Common stock	6,500	393,185
SCHLUMBERGER LTD	Common stock	15,281	1,065,850
SCHOLASTIC CORP	Common stock	5,700	219,792
SCRIPPS (EW) CO CL A	Common stock	11,700	222,300
SEADRILL LTD (USA)	Common stock	5,540	18,781
SEAWORLD ENTERTAINMENT INC	Common stock	57,425	1,130,698
SERVICENOW INC	Common stock	8,839	765,104
SHOPIFY INC CL A	Common stock	12,242	315,844
SIRIUS XM HOLDINGS INC	Common stock	429,750	1,749,083
SKECHERS USA INC CL A	Common stock	6,839	206,606

SKYWORKS SOLUTIONS INC	Common stock	12,629	970,286
SLM CORP	Common stock	79,829	520,485
SPIRIT AEROSYSTEM HL CL A	Common stock	19,159	959,291
SPX FLOW INC	Common stock	6,870	191,742
STANLEY BLACK & DECKER	Common stock	10,644	1,136,034
STARBUCKS CORP	Common stock	36,607	2,197,518
STATE STREET CORP	Common stock	13,353	886,105
STEWART INFORMATION SERVICES	Common stock	11,400	425,562
SYNOPSYS INC	Common stock	12,600	574,686
TALEN ENERGY CORP	Common stock	71,700	446,691
TARGET CORP	Common stock	7,919	574,999
TEAM HEALTH HOLDINGS INC	Common stock	5,948	261,058
TEVA PHARMACEUTICAL IND A	Common stock	14,129	927,428
TEXAS INSTRUMENTS INC	Common stock	16,256	890,991
TIVO INC	Common stock	83,100	717,153
TOLL BROTHERS INC	Common stock	8,978	298,967
TREEHOUSE FOODS INC	Common stock	4,400	345,224
TRINITY INDUSTRIES INC	Common stock	14,600	350,692
TUTOR PERINI CORP	Common stock	20,800	348,192
TYCO INTERNATIONAL PLC	Common stock	17,200	548,508
ULTA SALON COSMETICS & FR	Common stock	3,652	675,620
ULTIMATE SOFTWARE GROUP	Common stock	4,315	843,626
UNDER ARMOUR INC CL A	Common stock	21,774	1,755,202
UNION PACIFIC CORP	Common stock	20,438	1,598,252
UNITED RENTALS INC	Common stock	13,708	994,378
UNITED TECHNOLOGIES CORP	Common stock	9,830	944,368
UNITEDHEALTH GROUP INC	Common stock	7,546	887,711
VASCO DATA SECURITY INTERNATIONAL	Common stock	13,900	232,547
VEEVA SYSTEMS INC CL A	Common stock	14,078	406,150
VERIZON COMMUNICATIONS INC	Common stock	19,837	916,866
VIRTUSA CORP	Common stock	15,099	624,193
VISA INC CL A	Common stock	30,915	2,397,458
VODAFONE GROUP PLC SPON A	Common stock	8,754	282,404
VONAGE HOLDINGS CORP	Common stock	34,600	198,604
VWR CORP	Common stock	13,400	379,354
WABCO HOLDINGS INC	Common stock	2,821	288,475
WELLS FARGO & CO	Common stock	29,123	1,583,126
WESTAR ENERGY INC	Common stock	6,000	254,460
WHITE MOUNTAINS INS GROUP	Common stock	1,200	872,172
WILLIS GROUP HOLDINGS PLC	Common stock	14,300	694,551
WORLD FUEL SERVICES CORP	Common stock	7,800	299,988
WORLD WRESTLING ENTERTAINMENT CL A	Common stock	13,200	235,488
ZOES KITCHEN INC	Common stock	26,497	741,386
Brokerage Link	Participant directed accounts including certain Fidelity investment funds**		34,852,794

Notes receivable from participants**	Installment loans due from participants with maturity dates ranging from January 2016 to August 2030 and interest rates ranging from 4.25% to 9.50%.	9,136,106
$695,303,958

**Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Incentive Savings Plan

Date: June 8, 2016	/s/ Tana K. Cashion
Tana K. Cashion
Senior Vice President Human Resources